Exhibit 11

ALLIN CORPORATION

CALCULATION OF (LOSS) EARNINGS PER COMMON SHARE

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended September 30, 2004	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2005
Net loss	$(356)	$(181)	$(313)	$(247)
Accretion and dividends on preferred stock	187	250	551	627

Net loss attributable to common shareholders	$(543)	$(431)	$(864)	$(874)

Loss per common share - basic and diluted	$(0.08)	$(0.06)	$(0.12)	$(0.12)

Weighted average shares outstanding during the period - basic	6,967,339	7,331,469	6,967,339	7,090,050

69